UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to _____________

Commission File Number: 1-9894

A.Full title of the plan and address of the plan, if different from that of the issuer named below:

ALLIANT ENERGY CORPORATION 401(k) SAVINGS PLAN

B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ALLIANT ENERGY CORPORATION
4902 North Biltmore Lane
Madison, Wisconsin 53718

REQUIRED INFORMATION

The following financial statements and schedules of the Alliant Energy Corporation 401(k) Savings Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith.

Page 1 of 16 pages
Exhibit Index is on page 15

ALLIANT ENERGY CORPORATION
401(k) SAVINGS PLAN

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024 AND 2023

AND FOR THE YEAR ENDED DECEMBER 31, 2024,

SUPPLEMENTAL SCHEDULES AS OF DECEMBER 31, 2024, AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TABLE OF CONTENTS

Page Number
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3
FINANCIAL STATEMENTS
Statements of Net Assets Available for Benefits as of December 31, 2024 and 2023	4
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2024	5
NOTES TO FINANCIAL STATEMENTS
1. Description of the Plan	6
2. Summary of Significant Accounting Policies	7
3. Tax Status	8
4. Plan Termination Provisions	8
5. Withdrawals and Distributions	8
6. Fair Value Measurements	9
7. Related Party Transactions and Exempt Parties in Interest Transactions	10
8. Nonexempt Parties in Interest Transactions	10
9. Reconciliation to Form 5500	10
SUPPLEMENTAL SCHEDULES
Form 5500, Schedule H, Part IV, line 4a - Schedule of Delinquent Participant Contributions for the year ended December 31, 2024	12
Form 5500, Schedule H, Part IV, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2024	13
Note: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.
SIGNATURES	14
EXHIBIT INDEX	15
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	16

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and the Plan Administrator of Alliant Energy Corporation 401(k) Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Alliant Energy Corporation 401(k) Savings Plan (the "Plan") as of December 31, 2024 and 2023, the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedules

The supplemental schedules of assets (held at end of year) as of December 31, 2024, and of delinquent participant contributions for the year ended December 31, 2024 have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedules are the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

Milwaukee, WI
June 24, 2025

We have served as the auditor of the Plan since 2002.

ALLIANT ENERGY CORPORATION
401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2024	December 31, 2023
Investments at fair value (Refer to Note 6)	$1,328,012,687	$1,231,566,112
Fully benefit-responsive investment contracts at contract value (Refer to Note 2)	76,368,636	85,672,495
Notes receivable from participants	10,079,288	10,085,872
Employer contribution receivable	704,038	742,721
Net assets available for benefits	$1,415,164,649	$1,328,067,200

The accompanying Notes to Financial Statements are an integral part of these statements.

ALLIANT ENERGY CORPORATION
401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31,
2024
Net assets available for benefits - beginning of year	$1,328,067,200
Contributions:
Cash contributions from employees	44,950,392
Cash contributions from employer	31,097,640
Rollovers from other qualified plans	5,555,990
Total contributions	81,604,022
Investment income:
Interest and dividends	30,099,801
Net appreciation in fair value of investments	166,298,476
Net investment income	196,398,277

Interest income on notes receivable from participants	742,635
Distributions to participants	(191,647,485)
Net increase	87,097,449
Net assets available for benefits - end of year	$1,415,164,649

The accompanying Notes to Financial Statements are an integral part of this statement.

ALLIANT ENERGY CORPORATION
401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024 AND 2023 AND
FOR THE YEAR ENDED DECEMBER 31, 2024

NOTE 1. DESCRIPTION OF THE PLAN
The Alliant Energy Corporation 401(k) Savings Plan (the Plan) is a qualified defined contribution plan under Section 401(k) of the Internal Revenue Code (the Code), as amended, and meets the applicable requirements of the Employee Retirement Income Security Act of 1974, as amended. The following brief description of the Plan is provided for general information purposes only. More complete information regarding the Plan is provided in the plan document and summary plan description, which have been made available to all eligible Plan participants (participants). The Plan is administered by the Alliant Energy Corporation Benefit Plans Committee (the Committee) and the Plan sponsor is Alliant Energy Corporate Services, Inc. (a direct subsidiary of Alliant Energy Corporation). The Committee reserves the right to terminate, amend or modify the Plan if future conditions warrant such action.

Generally, all employees of Alliant Energy Corporation and its participating subsidiaries (the Company) may participate in the Plan, except as provided in the Plan. Eligible employees aged 18 and over may participate (i) immediately following 30 consecutive days of service with respect to employee deferral contributions and Company matching contributions and (ii) immediately with respect to Company basic contributions. An initial automatic 8% pre-tax deferral contribution rate has been applied to newly hired full-time eligible employees, unless the employee made a contrary election within 30 days of the automatic enrollment notice. Participant contributions are invested in an age appropriate target date fund until changed at the participant’s discretion. The Plan also applies an automatic deferral increase for non-bargaining and certain bargaining unit employees contributing less than a 10% deferral contribution rate. The employees’ deferral contribution rate will automatically increase by 1% each year until they reach a 10% deferral contribution rate. Employees have the option of opting out of the automatic deferral increase.

An Employee Stock Ownership Plan is in place within the Plan. Under these provisions, participants have the option to elect to receive a cash distribution from the Plan for any dividends paid on Company common stock within the Plan or to have the dividends reinvested in additional shares based on the current market price.

The Company provides matching contributions of $0.50 for each $1 contributed by the participant up to the first 8% of each respective participant’s eligible compensation. In addition, the Company provides a basic (non-elective cash) contribution each pay period based on a percentage of the participant’s eligible compensation as follows:

Age Plus Years of Service	Company Basic Contribution
Less than or equal to 49	4%
50 - 69	5%
70+	6%

Company matching contributions and Company basic contributions are invested at each participant’s discretion. Participants may subsequently re-designate the distribution of future contributions or transfer existing balances between investment funds on a daily basis, subject to the limits set forth in the Plan. The Plan allows participants to transfer vested balances to an in-plan Roth conversion account within the Plan, subject to the limits and terms set forth in the Plan.

There are certain exceptions to the 8% Company matching contributions and Company basic contributions described above for bargaining unit employees. These exceptions are dependent on the bargaining unit in which the employee participates and the employee’s date of hire. These exceptions include certain employees being ineligible for the Company basic contribution and the Company matching contribution being limited to $0.50 for each $1 contributed by the participant up to the first 6% of each respective participant’s eligible compensation. There are also exceptions for certain bargaining unit employees who are eligible for a Company matching contribution of $0.50 for each $1 contributed by the participant up to the first 10% of each respective participant’s eligible compensation. Effective during the year ended December 31, 2022, certain bargaining unit employees also receive an additional annual Company contribution of $500 or $1,000 through January 2025.

An additional true-up Company matching contribution is contributed to the accounts of active participants, as of the last day of the Plan year, who contributed at least the maximum level of their compensation eligible to be matched by the Company and did not receive the maximum level of Company matching contributions based on their contributions during the Plan year.

Employee contribution limits for 2024 were as follows:

Eligible employee annual contribution limit as a percentage of compensation	50%
Maximum annual contribution limit (a)	$23,000
(a)Participants who were at least age 50 by December 31, 2024 were eligible to make additional catch-up contributions of up to $7,500 in 2024. These additional catch-up contributions were not eligible for any Company match.

Participants are immediately vested in their respective employee and Company contributions, except for the Company basic contribution which is subject to a three-year cliff vesting schedule for all new hires. At December 31, 2024 and 2023, forfeited nonvested accounts totaled $425,250 and $478,808, respectively. These accounts will be used to reduce future Company contributions and/or as otherwise permitted under the Plan. In 2024, Company contributions were reduced by $864,431 from forfeited nonvested accounts.

Fidelity Management Trust Company was appointed as the new trustee effective September 10, 2024 (prior to September 10, 2024 the Trustee was Empower Trust Company, LLC). Plan assets were transferred to the new trustee in-kind into the same investment funds as were held with the previous trustee, Empower Trust Company, LLC. The conversion initiated a blackout period beginning August 30, 2024 continuing through September 25, 2024. During the blackout period, participants were not able to view or access their account, change their contribution rate, make investment changes or request a loan or distribution from the Plan. Employee contributions continued to be made through payroll deductions and were transferred to participant Fidelity accounts.

Contributions under the Plan are held and invested, until distribution, in a trust fund maintained by Fidelity Management Trust Company (the Trustee). Individual accounts are maintained by Fidelity Workplace Services, LLC (the Recordkeeper) (prior to September 10, 2024 the Recordkeeper was Empower Plan Services, LLC) for each participant. The Self-Managed Brokerage administrator is Fidelity Brokerage Services, LLC (prior to September 10, 2024 administration was performed by Charles Schwab & Co.). Each participant’s account is credited with the participant’s contributions, Company contributions and an allocation of Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses, as applicable. Allocations are based on participant earnings or account balances, as defined. Participant rollovers are allowed into the Plan from other qualified plans. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

The Plan has provisions under which participants who are active employees may take loans up to the lesser of $50,000 or 50% of their total account balance (a $1,000 minimum loan amount and a maximum of three loans for each participant also apply). The Committee determines the loan interest rate pursuant to the Plan. Interest rates on participant loans outstanding ranged from 4.25% to 9.50% at December 31, 2024 and 2023. Principal and interest are repaid bi-weekly through employee payroll deductions.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
NOTE 2(a) Basis of Accounting - The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

NOTE 2(b) Accounting for Fully Benefit-Responsive Contracts - In accordance with Financial Accounting Standards Board (FASB) authoritative guidance, which defines reporting of fully benefit-responsive contracts held by defined-contribution pension plans, the statements of net assets available for benefits present investments at fair value except for fully benefit-responsive contracts, which are reported at contract value. Contract value is the relevant measure for the fully benefit-responsive investment contracts because contract value is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan. Certain events, such as a Plan termination or merger, initiated by the Plan sponsor, may limit the ability of the Plan to transact at contract value or may allow for the termination of the wrapper contract at less than contract value. The Committee believes the likelihood of events occurring that may limit the ability of the Plan to transact at contract value is not probable.

All guaranteed investment contracts held by the Plan are fully benefit-responsive contracts and at December 31, 2024 and 2023 all were synthetic. The contract value of all synthetic guaranteed investment contract investments was $76,368,636 and $85,672,495 at December 31, 2024 and 2023, respectively. The synthetic guaranteed investment contracts are comprised of investments in common collective trusts owned by the Plan and an investment contract issued by an insurance company or other financial institution, designed to provide a contract value “wrapper” around the fixed income portfolio to guarantee a specific interest rate. The guaranteed investment contract wrappers provide protection when the market value of the underlying assets is less than the contract value.

NOTE 2(c) Valuation of Investments and Income Recognition - The Plan’s investments are stated at fair value except for fully benefit-responsive investment contracts, which are reported at contract value. Plan investments are carried at fair value as determined by quoted market prices or the net asset value (NAV), as a practical expedient, of shares held by the Plan on the valuation date. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Investment transactions are recorded on the trade date.

NOTE 2(d) Net Appreciation/Depreciation in Fair Value of Investments - Net realized and unrealized appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year and is recorded in the accompanying statement of changes in net assets available for benefits as “Net appreciation or (depreciation) in fair value of investments.”

NOTE 2(e) Notes Receivable from Participants - Participant loans are carried at their unpaid principal balance, plus any accrued but unpaid interest.

NOTE 2(f) Distribution of Benefits - Benefit distributions to participants are recorded when paid.

NOTE 2(g) Expenses - All expenses paid through the Plan are recorded with investment earnings (losses) in the accompanying statement of changes in net assets available for benefits. Recordkeeping fees and expenses incurred in maintaining Self-Managed Brokerage Accounts are reported separately from investment earnings on individual participant statements and are paid by the Plan participants. Investment management fees are paid from investment earnings prior to crediting earnings to the individual participant account balances, but can be identified in the investment fund information supplied to participants from the Recordkeeper. Certain other Plan administrative expenses are absorbed by the Company.

NOTE 2(h) Use of Estimates - The preparation of financial statements in conformity with GAAP requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

NOTE 2(i) Risk and Uncertainties - The Plan invests in various investments, including registered investment companies, common/collective trusts, common stock of the Company and synthetic investment contracts. The Plan also offers a Self-Managed Brokerage Account option, which allows participants to invest in a wide range of registered investment companies. Investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Market risks include global events which could impact the value of investment securities, such as a pandemic or international conflict. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of certain investments may occur in the near term and that such changes could materially affect the amounts reported in the financial statements. There were significant concentrations of investments in the State Street S&P 500 Index Securities Lending Series Fund, American Funds EuroPacific Growth Fund, Northern Trust Collective Extended Equity Market Index Fund, Dodge & Cox Stock Fund, and Winslow Large Cap Growth Fund as of December 31, 2024 and in the State Street S&P 500 Index Securities Lending Series Fund, American Funds EuroPacific Growth Fund, Northern Trust Collective Extended Equity Market Index Fund and Winslow Large Cap Growth Fund as of December 31, 2023.

NOTE 2(j) Contributions - Employee contributions and any related Company contributions are recorded when withheld.

NOTE 3. TAX STATUS
The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated May 22, 2017, that the Plan and related trust are designed in accordance with the applicable sections of the Code. The Plan has been amended since receiving the determination letter. The Committee and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

The Plan is subject to routine audits by the IRS; however, there are currently no audits for any tax periods in progress. The Committee believes the Plan is no longer subject to income tax examinations for years prior to 2021.

NOTE 4. PLAN TERMINATION PROVISIONS
Upon termination of the Plan in its entirety, each participant is entitled to receive, in accordance with the terms of the Plan, the entire balance in their account. The Company has no intention to terminate the Plan.

NOTE 5. WITHDRAWALS AND DISTRIBUTIONS
Withdrawals from participants’ account balances are allowed when participants reach age 59-1/2. Withdrawals are also allowed due to special “hardship” circumstances. Terminated employees may take distributions at any age, subject to penalties based upon age at the time of distribution. Automatic distributions from the Plan will be made upon termination of employment (by retirement, death, disability or otherwise) if the participant’s account balance is less than $5,000. Beneficiaries of deceased employees can remain in the Plan. If a withdrawing participant’s account balance is less than $5,000, and the participant does not make an election to either have the account paid as a direct rollover or as a cash payment, the distribution will be paid as a direct rollover to an individual retirement account established for the participant. If a withdrawing participant’s account balance exceeds $5,000, the participant may elect to defer payment until he or she is age 72. Distributions can be either in the form of a lump sum, partial distribution or substantially equal monthly, quarterly, semiannual or annual installments. The unpaid portion of all loans made to the participant, including accrued interest, will be deducted from the amount of the participant account to be distributed. Distributions payable to participants as of December 31, 2024 and 2023 were $0.

NOTE 6. FAIR VALUE MEASUREMENTS
Valuation Hierarchy and Techniques - Fair value measurement accounting establishes three levels of fair value hierarchy that prioritize the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy and a description of the Plan’s assets and valuation techniques for each are as follows:

Level 1 - Pricing inputs are quoted prices available in active markets for identical assets or liabilities as of the reporting date. Level 1 Plan assets include investments in registered investment companies and common stocks and are valued at the closing price reported in the active market in which the individual securities are traded. Assets of Self-Managed brokerage accounts at December 31, 2024 and 2023 were limited to investments in registered investment companies.

Level 2 - Pricing inputs are quoted prices for similar assets or liabilities in active markets or quoted prices for identical or similar assets or liabilities in markets that are not active as of the reporting date. The Plan did not hold any Level 2 Plan assets at December 31, 2024 and 2023.

Level 3 - Pricing inputs are unobservable inputs for assets or liabilities for which little or no market data exist and require significant management judgment or estimation. The Plan did not hold any Level 3 Plan assets at December 31, 2024 and 2023.

The fair value hierarchy gives the highest priority to quoted prices in active markets (Level 1) and the lowest priority to unobservable data (Level 3). In some cases, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. The lowest level input that is significant to a fair value measurement in its entirety determines the applicable level in the fair value hierarchy. Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment, considering factors specific to the asset or liability.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Fair Value Measurements - Items subject to fair value measurements disclosure requirements at December 31, 2024 and 2023 were as follows:

	Fair Value Measurements	Level 1
Assets at December 31, 2024:
Registered investment companies:
International - developed markets	$173,421,573	$173,421,573
U.S. large cap value	160,254,977	160,254,977
Fixed income funds	4,869,533	4,869,533
Short-term investment funds	1,811,893	1,811,893
Common stock	104,065,789	104,065,789
Self-Managed brokerage accounts	14,623,914	14,623,914
Total assets in the fair value hierarchy	459,047,679	$459,047,679
Assets measured at NAV (a)	868,965,008
Total assets at fair value	$1,328,012,687

	Fair Value Measurements	Level 1
Assets at December 31, 2023:
Registered investment companies:
International - developed markets	$168,682,853	$168,682,853
U.S. large cap value	126,876,312	126,876,312
Fixed income funds	75,154,794	75,154,794
Common stock	104,031,206	104,031,206
Self-Managed brokerage accounts	13,679,408	13,679,408
Total assets in the fair value hierarchy	488,424,573	$488,424,573
Assets measured at NAV (a)	743,141,539
Total assets at fair value	$1,231,566,112

(a)In accordance with FASB authoritative guidance, certain investments that are measured at fair value using the NAV practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statement of net assets available for benefits. These Plan assets include investments in common/collective trusts, which are valued at the NAV of shares held by the Plan which is based on the fair market value of the underlying investments in the common/collective trusts. The common/collective trusts underlying assets primarily consist of traded securities that have a variety of investment strategies including domestic and international equity and fixed income funds. There are no unfunded commitments and no participant redemption restrictions for these investments and no redemption notice period applicable to the Plan.

NOTE 7. RELATED PARTY TRANSACTIONS AND EXEMPT PARTIES IN INTEREST TRANSACTIONS
Certain Plan investments are shares of common stock of the Company. As of December 31, 2024 and 2023, the Plan held 1,759,651 and 2,027,899 shares of Alliant Energy Corporation common stock with a cost basis of $59,262,940 and $65,589,856, and fair value of $104,065,789 and $104,031,206, respectively. In 2024 and 2023, the Plan recorded dividend income of $3,697,214 and $3,705,071, respectively, from investments in common stock of the Company. These transactions qualify as exempt party-in-interest transactions.

Certain Plan investments are shares of mutual funds managed by an affiliate of the Trustee and Recordkeeper, and therefore, these transactions qualify as exempt party-in-interest transactions. As of December 31, 2024, the Plan held 1,811,893 shares of Fidelity Investments Money Market Government Portfolio fund with a fair value of $1,811,893.

Certain of the investment options offered under the Self-Managed Brokerage Accounts are funds managed by an affiliate of Fidelity Brokerage Services, LLC, the service provider of the Self-Managed Brokerage Accounts and therefore, these transactions qualify as exempt party-in-interest transactions. Certain of the investment options offered under the Self-Managed Brokerage Accounts were funds managed by Charles Schwab & Co.,the former service provider of the Self-Managed Brokerage Accounts and therefore, these transactions qualified as exempt party-in-interest transactions. Notes receivable from participants transactions also qualify as exempt party-in-interest transactions.

In addition, JPMorgan Chase Bank, N.A. serves as custodian for the underlying assets of the synthetic guaranteed investment contracts held by the Plan. The underlying assets are funds managed by JPMorgan Chase Bank, N.A. and therefore, these transactions qualify as exempt party-in-interest transactions.

NOTE 8. NONEXEMPT PARTIES IN INTEREST TRANSACTIONS
The Company remitted a January 2024 participant contribution of $89.29 to the trustee on January 31, 2024, which was later than required by Department of Labor (DOL) Regulation 2510.3‑102. The Company intends to file Form 5330 with the IRS and pay the required excise tax on the transaction. In addition, the Company plans to credit the participant account with the amount of investment income that would have been earned had the participant contribution been remitted on a timely basis.

NOTE 9. RECONCILIATION TO FORM 5500
Net assets available for benefits in the accompanying financial statements report fully benefit-responsive investment contracts at contract value; however, the contracts are recorded at fair value in the Plan’s Form 5500. Certain loans in default have been recorded as distributions in the Plan’s Form 5500; however, these loans have been maintained as notes receivable from participants in the net assets available for benefits in the accompanying financial statements. If applicable, distributions payable to participants are not included as a liability within net assets available for benefits in the accompanying financial statements, however, they are recorded as liabilities in the Plan’s Form 5500. There were no distributions payable as of December 31, 2024 and 2023. The following table reconciles net assets available for benefits per the financial statements to the Plan’s Form 5500 as filed by the Plan:

	2024	2023
Net assets available for benefits per financial statements	$1,415,164,649	$1,328,067,200
Adjustments:
Contract value to fair value for fully benefit-responsive investment contracts	(4,910,238)	(5,406,953)
Deemed distributions of participant loans	(1,238,392)	(1,482,876)
Amounts reported per Form 5500	$1,409,016,019	$1,321,177,371

The following table reconciles the net increase in net assets available for benefits per the financial statements to the Form 5500 as filed by the Plan for 2024:

Net Increase
Amounts reported per financial statements	$87,097,449
Adjustments:
Changes in adjustment from contract value to fair value for fully benefit-responsive investment contracts	496,715
Changes in deemed distributions of participant loans	244,484
Amounts reported per Form 5500	$87,838,648

ALLIANT ENERGY CORPORATION
401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4a - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

FOR THE YEAR ENDED DECEMBER 31, 2024

	Total That Constitute Nonexempt Prohibited Transactions
Participant Contributions Transferred Late to the Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected under VFCP and PTE 2002-51
Check here if late participant loan contributions are included [X]

2024 participant contribution transferred late to plan	$89.29			$—

ALLIANT ENERGY CORPORATION
401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2024

Identity of issue, borrower,	Description of investment including maturity date,
lessor, or similar party	rate of interest, collateral, par or maturity value	Cost (a)	Current Value
Registered Investment Companies	American Funds EuroPacific Growth Fund, 3,228,250 class R6 shares		$173,421,573
	Dodge & Cox Stock Fund, 623,100 class X shares		160,254,977
	Vanguard Short-Term Inflation-Protected Securities Index Fund, 200,557 Admiral shares		4,869,533
	Fidelity Investments Money Market Government Portfolio (b), 1,811,893 class I shares		1,811,893
Common/Collective Trusts	State Street S&P 500 Index Securities Lending Series Fund, 10,815,929 class II shares		279,927,053
	Winslow Large Cap Growth Fund, 1,480,216 class C shares		218,687,137
	Northern Trust Collective Extended Equity Market Index Fund - Lending, 122,938 shares		160,200,718
	BlackRock Total Return Bond Fund, 9,820,057 class L shares		103,507,130
	State Street U.S. Bond Index Securities Lending Series Fund, 9,090,071 class XIV shares		97,845,523
	JPMCB Intermediate Bond Fund (b), 2,916,681 shares		53,666,938
	JPMCB Intermediate Income Bond Fund (b), 1,533,747 shares		17,791,460
	State Street Global All Cap Equity Ex-U.S. Index Securities Lending Series Fund, 597,802 class II shares		8,364,439
	Earnest Partners Smid Cap Core Fund, 26,419 class I shares		433,008
Corporate Stocks: Common	Alliant Energy Corporation Common Stock (b), 1,759,651 shares		104,065,789
Participant-Directed Brokerage Accounts	Self-Managed Brokerage Accounts (b)		14,623,914
Participant Promissory Notes (b)	Maximum allowable loans per participant - $50,000
	Various interest rates - 4.25% to 9.5%
	Primarily maturing within 5 years		10,079,288
			$1,409,550,373
(a)Cost value is not required to be disclosed for participant-directed investments.
(b)Represents party known to be a party-in-interest to the Alliant Energy Corporation 401(k) Savings Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefit Plans Committee, which administers the Plan, has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 24th day of June 2025.

ALLIANT ENERGY CORPORATION
401(k) SAVINGS PLAN

/s/ Amy Best
Amy Best

The foregoing person is the Senior Vice President and
Chief Human Resource Officer of Alliant Energy Corporation
and Alliant Energy Corporate Services, Inc., and the chair of the Alliant Energy Corporation Benefit Plans Committee.

EXHIBIT INDEX TO ANNUAL REPORT ON FORM 11-K

ALLIANT ENERGY CORPORATION
401(k) SAVINGS PLAN

FOR THE YEAR ENDED DECEMBER 31, 2024

Exhibit No.	Exhibit	Page Number in Sequentially Numbered Form 11-K
23	Consent of Independent Registered Public Accounting Firm	16